UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

OHA Investment Corporation

(Name of Issuer)

Common stock, $.001 par value per share

(Title of Class of Securities)

67091U102

(CUSIP Number)

STEVEN I. STEIN

ETUDE CAPITAL LLC

110 San Antonio ST. STE 1213

Austin, TX 78701

(832) 472-3295

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 21, 2017

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Etude Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		53,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

53,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

53,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

CapLab Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		202,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

202,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Capital Laboratories Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		202,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

202,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

202,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0%
14	TYPE OF REPORTING PERSON

CO

4

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Steven I. Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		255,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

255,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

255,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.3%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

BLR Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

BLRPart, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

PN

7

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

BLRGP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Fondren Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

PN

9

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

FMLP Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		600,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

600,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

600,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.97%
14	TYPE OF REPORTING PERSON

CO

10

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

The Radoff Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

TEXAS
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		450,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

450,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

450,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%
14	TYPE OF REPORTING PERSON

CO

11

CUSIP NO. 67091U102

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,390,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,390,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,390,000*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.9%
14	TYPE OF REPORTING PERSON

IN

____________________

* Includes 340,000 Shares owned directly.

12

CUSIP NO. 67091U102

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the Common Stock, $.001 par value per share (the “Shares”), of OHA Investment Corporation, a Maryland corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 1114 Avenue of the Americas, 27th Floor, New York, New York 10036.

Item 2.	Identity and Background.

(a)       This statement is filed by:

(i)	Etude Capital LLC, a Texas limited liability company (“Etude”);
(ii)	CapLab Partners LP, a Texas limited partnership (“CapLab”);
(iii)	Capital Laboratories Inc., a Texas corporation (“CapGP”), which serves as the general partner of CapLab;
(iv)	Steven I. Stein, who serves as the President of Etude and the President and sole director of CapGP;
(v)	BLR Partners LP, a Texas limited partnership (“BLR Partners”);
(vi)	BLRPart, LP, a Texas limited partnership (“BLRPart GP”), which serves as the general partner of BLR Partners;
(vii)	BLRGP Inc., a Texas S corporation (“BLRGP”), which serves as the general partner of BLRPart GP;
(viii)	Fondren Management, LP, a Texas limited partnership (“Fondren Management”), which serves as the investment manager of BLR Partners;
(ix)	FMLP Inc., a Texas S corporation (“FMLP”), which serves as the general partner of Fondren Management;
(x)	The Radoff Family Foundation, a Texas non-profit corporation (“Radoff Foundation”); and
(xi)	Bradley L. Radoff, who serves as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” BLR Partners, BLRPart GP, BLRGP, Fondren, FMLP, Radoff Foundation and Mr. Radoff are referred to as the “BLR Parties” and Etude, CapLab, CapGP and Mr. Stein are referred to as the “Etude Parties.” Each of the Reporting Persons is party to that certain Group Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of BLR Partners, BLRPart GP, BLRGP, Fondren Management, FMLP, Radoff Foundation and Mr. Radoff is 1177 West Loop South, Suite 1625, Houston, TX 77027. The address of the principal office of each of Etude, CapLab, CapGP and Mr. Stein is 110 San Antonio ST. STE 1213 Austin, TX 78701. The officers and directors of Radoff Foundation and their principal occupations and business addresses are set forth on Schedule A and are incorporated by reference in this Item 2.

13

CUSIP NO. 67091U102

(c)       The principal business of BLR Partners is investing in securities. The principal business of BLRPart GP is serving as the general partner of BLR Partners. The principal business of BLRGP is serving as the general partner of BLRPart GP. The principal business of Fondren Management is serving as the investment manager of BLR Partners. The principal business of FMLP is serving as the general partner of Fondren Management. The principal business of Radoff Foundation is serving charitable purposes. The principal occupation of Mr. Radoff is serving as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation. The principal business of Etude is investing in securities. The principal business of CapLab is investing in securities. The principal business of CapGP is serving as the general partner of CapLab. The principal occupation of Mr. Stein is serving as President of Etude and as the President and sole director of CapGP.

(d)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person, nor any person listed on Schedule A, annexed hereto, has during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Messrs. Radoff and Stein are citizens of the United States of America. The citizenship of the persons listed on Schedule A is set forth therein.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by BLR Partners and Radoff Foundation were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 600,000 Shares owned directly by BLR Partners is approximately $611,989, including brokerage commissions. The aggregate purchase price of the 450,000 Shares owned directly by Radoff Foundation is approximately $519,887, including brokerage commissions.

The Shares directly owned by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 340,000 Shares directly owned by Mr. Radoff is approximately $417,228, including brokerage commissions.

The Shares purchased by Etude and CapLab were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 53,000 Shares owned directly by Etude is approximately $59,644, including brokerage commissions. The aggregate purchase price of the 202,000 Shares owned directly by CapLab is approximately $204,949, including brokerage commissions.

14

CUSIP NO. 67091U102

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Issuer’s lack of scale as a publicly-traded business development company (“BDC”) results in unsustainable overhead and a share price that persistently trades at a discount to net asset value. Therefore, the Reporting Persons seek to discuss plans with the Issuer’s Board of Directors (the “Board”) regarding options to maximize shareholder value.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position, the Reporting Persons’ investment strategies, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 20,172,392 Shares outstanding as of August 10, 2017, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 10, 2017.

A.	Etude
(a)	As of the close of business on September 28, 2017, Etude beneficially owned 53,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 53,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 53,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Etude during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
15

CUSIP NO. 67091U102

B.	CapLab
(a)	As of the close of business on September 28, 2017, CapLab beneficially owned 202,000 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 202,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 202,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by CapLab during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
C.	CapGP
(a)	CapGP, as the general partner of CapLab, may be deemed the beneficial owner of the 202,000 Shares owned by CapLab.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 202,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 202,000
4. Shared power to dispose or direct the disposition: 0
(c)	CapGP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of CapLab during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
D.	Mr. Stein
(a)	Mr. Stein, as the President of Etude and the President and sole director of CapGP, may be deemed the beneficial owner of the (i) 53,000 Shares owned by Etude and (ii) 202,000 Shares owned by CapLab.

Percentage: Approximately 1.3%

(b)	1. Sole power to vote or direct vote: 255,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 255,000
4. Shared power to dispose or direct the disposition: 0
(c)	Mr. Stein has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of Etude and CapLab during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
E.	BLR Partners
(a)	As of the close of business on September 28, 2017, BLR Partners beneficially owned 600,000 Shares.

Percentage: Approximately 2.97%

16

CUSIP NO. 67091U102

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
F.	BLRPart GP
(a)	BLRPart GP, as the general partner of BLR Partners, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0
(c)	BLRPart GP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
G.	BLRGP
(a)	BLRGP, as the general partner of BLRPart GP, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0
(c)	BLRGP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
H.	Fondren Management
(a)	Fondren Management, as the investment manager of BLR Partners, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0
17

CUSIP NO. 67091U102

(c)	Fondren Management has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
I.	FMLP
(a)	FMLP, as the general partner of Fondren Management, may be deemed the beneficial owner of the 600,000 Shares owned by BLR Partners.

Percentage: Approximately 2.97%

(b)	1. Sole power to vote or direct vote: 600,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600,000
4. Shared power to dispose or direct the disposition: 0
(c)	FMLP has not entered into any transactions in the Shares during the past 60 days. The transactions in the Shares on behalf of BLR Partners during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
J.	Radoff Foundation
(a)	As of the close of business on September 28, 2017, Radoff Foundation beneficially owned 450,000 Shares.

Percentage: Approximately 2.2%

(b)	1. Sole power to vote or direct vote: 450,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 450,000
4. Shared power to dispose or direct the disposition: 0
(c)	The transactions in the Shares by Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference.
K.	Mr. Radoff
(a)	As of the close of business on September 28, 2017, Mr. Radoff directly owned 340,000 Shares. Mr. Radoff, as the sole shareholder and sole director of each of BLRGP and FMLP and a director of Radoff Foundation, may be deemed the beneficial owner of the (i) 600,000 Shares owned by BLR Partners and (ii) 450,000 Shares owned by Radoff Foundation.

Percentage: Approximately 6.9%

(b)	1. Sole power to vote or direct vote: 1,390,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,390,000
4. Shared power to dispose or direct the disposition: 0
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CUSIP NO. 67091U102

(c)	The transactions in the Shares by Mr. Radoff and on behalf of BLR Partners and Radoff Foundation during the past 60 days are set forth in Schedule B and are incorporated herein by reference

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On September 29, 2017, the Reporting Persons entered into a Group Agreement (the “Group Agreement”) in which the Reporting Persons agreed, among other things, to (i) engage in discussions with the Issuer regarding means to enhance stockholder value and corporate governance, (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law law and (iii) provide for the division of profits between the BLR Parties and the Etude Parties as set forth therein. The Group Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.
99.1	Group Agreement, dated September 29, 2017.

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CUSIP NO. 67091U102

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2017

Etude Capital LLC

By:	/s/ Steven I. Stein
	Name:	Steven I. Stein
	Title:	President

CapLab Partners LP

By:	Capital Laboratories Inc. General Partner

By:	/s/ Steven I. Stein
	Name:	Steven I. Stein
	Title:	President and Sole Director

Capital Laboratories, Inc.

By:	/s/ Steven I. Stein
	Name:	Steven I. Stein
	Title:	President and Sole Director

/s/ Steven I. Stein
Steven I. Stein

BLR Partners LP

By:	BLRPart, LP General Partner

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

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CUSIP NO. 67091U102

BLRPart, LP

By:	BLRGP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

BLRGP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

Fondren Management, LP

By:	FMLP Inc. General Partner

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

FMLP Inc.

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Sole Director

The Radoff Family Foundation

By:	/s/ Bradley L. Radoff
	Name:	Bradley L. Radoff
	Title:	Director

/s/ Bradley L. Radoff
Bradley L. Radoff

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SCHEDULE A

Directors and Officers of The Radoff Family Foundation

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Bradley L. Radoff Director*

Rose Radoff Director and Secretary	Director and Secretary	1177 West Loop South Suite 1625 Houston, TX 77027	United States

Russell Radoff Director	Medical Doctor	1177 West Loop South Suite 1625 Houston, TX 77027	United States

*Mr. Radoff is a Reporting Person and, as such, the information with respect to Mr. Radoff called for by Item 2 of Schedule 13D is set forth therein.

CUSIP NO. 67091U102

SCHEDULE B

Transactions in the Shares During the Past Sixty Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

BLR Partners LP

57,737	0.9640	09/12/2017
22,901	1.0180	09/13/2017
409,800	1.0140	09/14/2017
109,562	1.0740	09/15/2017

RADOFF FAMILY FOUNDATION

110,438	1.0740	09/15/2017
44,562	1.1630	09/19/2017
10,000	1.1550	09/20/2017
58,100	1.1300	09/21/2017
208,900	1.2000	09/22/2017
18,000	1.2030	09/25/2017

BRADLEY L. RADOFF

85,800	1.2020	09/25/2017
123,600	1.2100	09/26/2017
31,500	1.2590	09/27/2017
99,100	1.2600	09/28/2017

etude capital llc

2,526	1.0000	09/14/2017
5,000	1.0793	09/15/2017
5,000	1.0800	09/15/2017
3,400	1.0795	09/18/2017
2,000	1.0800	09/18/2017
247	1.0900	09/18/2017
100	1.0900	09/18/2017
10,000	1.1000	09/18/2017
5,000	1.1500	09/19/2017
9,948	1.1796	09/19/2017
400	1.1800	09/19/2017
800	1.1800	09/19/2017
7,928	1.1896	09/19/2017
651	1.2000	09/21/2017

CUSIP NO. 67091U102

CAPLAB PARTNERS LP

250	0.9800	09/05/2017
750	0.9600	09/05/2017
2,000	0.9600	09/05/2017
2,000	0.9600	09/05/2017
5,000	0.9600	09/05/2017
10,000	0.9500	09/06/2017
5,000	0.9400	09/06/2017
100	0.9650	09/07/2017
100	0.9699	09/07/2017
1,200	0.9700	09/07/2017
100	0.9900	09/07/2017
100	0.9979	09/07/2017
5,000	0.9650	09/07/2017
1,000	0.9600	09/07/2017
10,000	0.9600	09/07/2017
5,000	0.9600	09/08/2017
2,400	0.9550	09/08/2017
10,000	0.9400	09/11/2017
2,500	0.9226	09/11/2017
100	0.9298	09/11/2017
5,552	0.9399	09/12/2017
4,448	0.9499	09/12/2017
10,000	0.9499	09/12/2017
10,000	0.9500	09/12/2017
5,000	0.9500	09/12/2017
10,000	0.9750	09/12/2017
10,000	0.9730	09/12/2017
100	0.9730	09/12/2017
1,000	1.0100	09/14/2017
10,000	1.0000	09/14/2017
162	0.9800	09/14/2017
10,000	1.0000	09/14/2017
600	1.0400	09/15/2017
3,176	1.0500	09/15/2017
5,000	1.0500	09/15/2017
5,000	1.0500	09/15/2017
100	1.0700	09/18/2017
100	1.0800	09/18/2017
2,000	1.0900	09/18/2017
3,000	1.0900	09/18/2017
1,800	1.0900	09/18/2017
2,525	1.1000	09/18/2017
100	1.1100	09/18/2017
6,500	1.1291	09/19/2017
6,500	1.1299	09/19/2017
900	1.1400	09/19/2017
600	1.2000	09/19/2017
237	1.2238	09/19/2017
3,400	1.0800	09/21/2017
6,300	1.0995	09/21/2017
3,700	1.1198	09/21/2017
200	1.2100	09/26/2017
2,999	1.1800	09/27/2017
4,200	1.2200	09/27/2017
4,201	1.2400	09/28/2017